UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2020
Commission File Number 001-14370
COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)
BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)
CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces CEO Transition

LIMA, Peru--(BUSINESS WIRE)--July 30, 2020--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced that Víctor Gobitz has resigned as the Company’s Chief Executive Officer, effective August 31, 2020, to pursue another professional opportunity. Buenaventura's Board of Directors (the "Board") has appointed Leandro Garcia, Buenaventura’s Chief Financial Officer, to assume the role of Chief Executive Officer, effective September 1, 2020.

Roque Benavides, Buenaventura’s Chairman, stated: "Mr. Gobitz has made many important contributions to Buenaventura during his tenure with the Company, including our successful De-bottlenecking Program and related upgraded methodology to evaluate greenfield projects, as well as various improvements to our cost structure and associated capital efficiencies- all of which are clearly resonating. These core competencies will continue to serve the Company well moving into the future. On behalf of the Board, I thank Victor for his leadership, commitment and contributions to Buenaventura over the last four years.”

“I am very proud of the organizational depth which enables Buenaventura to promote capable executives from within," said Mr. Benavides. "Leandro Garcia brings a wealth of highly relevant experience thanks to his successful sixteen year tenure at Buenaventura, most recently as our Company’s trusted CFO, and knows our Company intimately.”

Victor Gobitz added, “It has been a great privilege to lead Buenaventura, and I am proud of what we have accomplished. With the support of our hard-working and dedicated team, we have positioned our operational infrastructure to meet changing market demands. I am confident Buenaventura will achieve continued success under Leandro’s capable leadership.”

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2019 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site. (*) Operations wholly owned by Buenaventura.

Contacts

Lima:
Leandro Garcia, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ LEANDRO GARCÍA RAGGIO

Name: Leandro García Raggio

Title: Chief Financial Officer

Date: July 30, 2020